 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-254059
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated April 7, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated April 7, 2021 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Hut 8 Mining Corp. at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8, by telephone at 647 256-1992 and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS
DATED APRIL 7, 2021
New Issue	February 11, 2022
HUT 8 MINING CORP.
US$65,000,000
Common Shares
This prospectus supplement (the “Prospectus Supplement”) of Hut 8 Mining Corp. (the “Company”, “Hut 8”, “we”, “us”, or “our”), together with the accompanying base shelf prospectus dated April 7, 2021 (the “Shelf Prospectus”, and, as supplemented by this Prospectus Supplement, the “Prospectus”), qualifies the distribution (the “Offering”) of up to US$65,000,000 of common shares in the capital of the Company (the “Common Shares”, and each Common Share being qualified hereunder, an “Offered Share”) pursuant to an at the market offering agreement dated February 11, 2022 (the “Sales Agreement”) between the Company and H.C. Wainwright & Co., LLC (the “Agent”). Pursuant to the Sales Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made only in the United States under the terms of our registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (the “Registration Statement”), U.S. Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Sales Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “Plan of Distribution”.
The issued and outstanding Common Shares are listed and posted for trading on the Nasdaq Stock Market (“Nasdaq”) and the TSX under the symbol “HUT”. On February 10, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on Nasdaq was US$7.64 and on the TSX was C$9.73. The Company has submitted a notification of listing to list the Offered Shares on Nasdaq and has received conditional approval to list the Offered Shares on the TSX. Listing on Nasdaq and the TSX will be subject to the Company fulfilling all of the listing requirements of Nasdaq and the TSX, respectively.
Agent
H.C. WAINWRIGHT & CO.

No underwriter or agent of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.
Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in both Canada and/or the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement. You should read the tax discussion in this prospectus supplement and consult your own tax advisor with respect to your own particular circumstances.
Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the loss of their investment. A prospective purchaser should therefore review the Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the annual information form of the Company incorporated by reference in the Prospectus at the relevant time and the risks otherwise described in this Prospectus and the documents incorporated by reference herein and therein, prior to investing in any securities offered hereby.
Sales of Common Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”). Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada or on the TSX or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this Offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. See “Plan of Distribution”.
The Company will pay the Agent a broker fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses in connection with the Sales Agreement. In connection with sales of the Offered Shares, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. See “Plan of Distribution”.
Further particulars concerning the attributes of the Common Shares are set out under “Description of Securities” in the Shelf Prospectus, which provides for the issuance from time to time over a 25-month period of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units.
Three directors of the Company, Bill Tai, Alexia Hefti, and Rick Rickertsen reside outside of Canada and each has appointed the Company at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8, as his or her respective agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgements against Foreign Persons”.
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The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the Registration Statements (which includes this Prospectus Supplement and the Shelf Prospectus) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Any offering made pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Our principal place of business is Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8 and our registered office is Suite 2500 Park Place 666 Burrard Street, Vancouver British Columbia, Canada, V6C 2X8.
Investors should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.
-iii-

TABLE OF CONTENTS — PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS — SHELF PROSPECTUS

S-i

IMPORTANT NOTICE
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering of the Offered Shares. This Prospectus Supplement may add, update or change information contained in the accompanying Shelf Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Shelf Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this prospectus supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Shelf Prospectus and such documents incorporated by reference herein or therein.
You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. The Company and the Agent have not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, as well as information field with the SEC and with the securities regulatory authorities in each of the provinces and territories of Canada that is incorporated by reference herein and in the accompanying Shelf Prospectus, is accurate only as of its respective date, regardless of the time of delivery of the Shelf Prospectus, this Prospectus Supplement or any amendment thereto, or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.
The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.
NON-IFRS FINANCIAL MEASURES AND KEY METRICS
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein make reference to certain non-IFRS measures, including “EBITDA”, “EBITDA margin”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mining Profit”, and “Cost per Bitcoin”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures, including industry metrics, in the evaluation of companies in the Company’s industry. Management also uses non-IFRS measures and industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. For more information, see “Non-IFRS Measures” in the 2020 MD&A and Interim MD&A.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this Prospectus Supplement that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: completion of the Offering; the intended use of proceeds from the Offering; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; business strategy and objectives; market trends; the sufficiency of cash and working capital for future operating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the bitcoin industry generally; the anticipated timing for the receipt of licences; anticipated production capacity; and other events or conditions that may occur in the future.
Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Company at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to investing in the Common Shares; discretion in the use of proceeds; the Company’s ability to raise additional funds; there being no current market for the Common Shares in the United States; changes in the price of Bitcoin and other cryptocurrency risks; the Company’s ability to adapt to technological innovations; market instability due to the COVID-19 pandemic; the Company’s reliance on a limited number of key employees; fluctuations in energy prices; the completion of strategic acquisitions by the Company; the integration of new businesses and acquisitions, including the recently completed acquisition of the Data Centre Business; new business areas and geographic markets; and management of growth, as well as the risk factors described under the heading “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus and the AIF.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from statements contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Company does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.
To the extent any forward-looking information in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is used by the Company for budgeting and planning purposes and the reader is cautioned that this information may not be appropriate for any other purpose. The reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above.
CURRENCY PRESENTATION AND EXCHANGE RATE DATA
References to dollars, C$, or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On February 10, 2022, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = CAD$1.2682.

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:
	Nine Months ended September 30, 2021	Nine Months ended September 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in Canadian dollars)
High	1.2856	1.4496	1.4496	1.3600
Low	1.2040	1.2970	1.2718	1.2988
Average	1.2513	1.3541	1.3415	1.3269
Closing	1.2741	1.3339	1.2732	1.2988
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Dale Matheson Carr-Hilton Labonte LLP; (iv) the consent of Bennett Jones LLP; and (v) the Sales Agreement.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein were obtained from third-party sources and industry reports, publications, websites and other publicly available information, including industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate.
We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and we don’t make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe them to be reliable, we have not independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Company at the Corporate Secretary of the Company at 24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8, by telephone at 647-256-1992, and are also available electronically under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents, filed by the Company with securities commissions or similar regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
the management information circular of the Company dated May 21, 2021 with respect to an annual and special meeting of shareholders of the Company held on June 23, 2021;

(b)
the annual information form of the Company dated March 25, 2021 in respect of the fiscal year ended December 31, 2020 (“AIF”);

(c)
the audited consolidated financial statements of the Company and the notes thereto as at and for the fiscal years ended December 31, 2020 and 2019, together with the auditors’ report thereon (“Annual Financial Statements”);

(d)
the management’s discussion and analysis of the Company for the year ended December 31, 2020 (the “2020 MD&A”);

(e)
the unaudited condensed interim consolidated financial statements of the Company and the notes thereto as at and for the three and nine months ended September 30, 2021 and 2020 (“Interim Financial Statements”);

(f)
the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2021 (the “Interim MD&A”); and

(g)
the material change reports of the Company dated January 13, 2021, April 14, 2021, May 20, 2021, June 17, 2021, July 12, 2021, September 22, 2021, and January 31, 2022.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any of the Company’s annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars, filed by us with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement. All documents filed on or furnished under Form 6-K or Form 40-F by us with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. Additionally, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be available through SEDAR at www.sedar.com.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.
We have filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares and Offered Shares of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces and territories of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.
SUMMARY DESCRIPTION OF THE BUSINESS
This summary does not contain all the information that may be important to a prospective investor in deciding whether to invest in the Offered Shares. A prospective investor should read the entire Prospectus Supplement, including the section entitled “Risk Factors”, the Shelf Prospectus and any documents incorporated by reference herein and therein, before making such decision.
Corporate Structure
The Company operates three active wholly-owned subsidiaries: Hut 8 Holdings Inc., which was incorporated in British Columbia, Canada; Hut 8 Asset Management Inc., which was incorporated in Bridgetown, Barbados, and Hut 8 High Performance Computing Inc., which was incorporated in British Columbia (“Hut 8 HPC”). Hut 8 beneficially owns, or controls or directs, directly or indirectly, 100% of the voting common shares of the above-mentioned subsidiaries.
Unless the context otherwise requires, all references in this Prospectus Supplement to the “Company” refer to the Company and its subsidiary entities on a consolidated basis.

Corporate Overview
The Company is a leading cryptocurrency mining company with industrial scale operations in North America. The Company has one of the highest installed power capacity and hash rates in the industry and holds more self-mined bitcoin of any other public crypto mining company in the world.
We are committed to growing shareholder value by increasing the number and value of our bitcoin holdings, through revenue diversification and by deploying environmental, social and governance initiatives.
Hut 8 currently has three primary drivers of its income:
•
Digital Asset Mining — we deploy advanced high-performance computing technologies across our data center operations to efficiently mine for block rewards and transaction fees on digital assets, currently primarily on the bitcoin blockchain network.

•
Blockchain Infrastructure, Hosting and Repairs — we generate fiat-denominated revenue from third parties via provision of value-added hosting, power, equipment repair and computing infrastructure services.

•
Financial Investments and Income on Bitcoin Holdings — we generate fiat-denominated income on certain bitcoin reserves via yield account arrangements with leading digital asset prime brokerages.

Our Mining and Hosting Operations
Hut 8 currently operates two digital asset mining facilities in Alberta, Canada. Alberta affords access to abundant power including green energy such as wind-generated power, as well as natural gas-based power.  The Company is developing a third digital asset mining facility in North Bay, Ontario, which is expected to become operational in the first quarter of 2022.
The Company currently has 109 MW of operational power capacity, with up to a further 100 MW under contract, of which 35 MW is expected to become operational in the first quarter of 2022.
We have a diverse fleet of mining equipment, which in combination with our prudent and measured refresh and purchasing philosophy allows us to profitably and efficiently mine digital assets at a wide range of underlying digital asset prices while continuing to grow our business.
We proactively service our fleet with an in-house and on-site operations team, which provides 24/7 support.
Bitcoin Overview
Bitcoin is a digital currency that depends upon a consensus-based network and a public ledger called a “blockchain,” which contains a record of every bitcoin transaction ever processed. The bitcoin network was the first decentralized peer-to-peer payment network and is global. Bitcoin is independent of any central authority, such as a bank or government. Instead, bitcoin is governed by a preprogrammed algorithm called Secure Hash Algorithm 256 (SHA-256) and powered by those users participating in the consensus protocol backed by millions of computers across the world called “miners”. The authenticity of each bitcoin transaction is protected through digital signatures that correspond with addresses of users that send and receive bitcoin. Users have full control over remitting bitcoin from their own sending addresses. All transactions on the bitcoin blockchain are transparent, allowing those running the appropriate software to confirm the validity of each transaction. In order to be recorded on the blockchain, each bitcoin transaction is validated through a proof-of-work consensus method, which entails solving complex mathematical problems to validate transactions and post them on the blockchain, which is often called “mining.” While fiat currencies are controlled by central banks and governments, bitcoin miners are spread out across the world and store transactions on the blockchain (described further below) which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as decentralized control as the management of bitcoin does not have a central point of failure or attack. Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed.

Data Centre Business
On January 31, 2022, the Company acquired the cloud and colocation data centre business (the “Data Centre Business”) from TeraGo Inc. (“TeraGo”) for an aggregate purchase price of C$30 million in cash. The Company acquired the Data Centre Business’s customers, employees, contracts, intellectual property rights, and certain other assets related to the cloud and colocation business line. TeraGo will also provide support and transition services over several months. Going forward, the Data Centre Business will be operated by the Company’s wholly-owned subsidiary, Hut 8 HPC. The Company expects Hut 8 HPC to diversify its business profile by establishing a broad high performance computing platform with recurring revenues with a stable cash flow profile.
Cloud Services
Hut 8 HPC provides cloud services and offers customized cloud storage and compute offerings to customers across Canada. Hut 8 HPC offers a virtualized computing environment whereby customers can access on-demand computing without the need to acquire and maintain expensive server equipment. Through Hut 8 HPC, the Company also provides offsite cloud storage for key backup and disaster recovery situations, including utilizing partnerships with software and hardware vendors.
Colocation Services
Hut 8 HPC provides data centre colocation services that protect and connect customers’ valuable information assets. Customers can provision their computing equipment within shared partial cabinets or full, private cabinets, as well as customized caged space designed for their specific needs. Hosting and colocation revenue is derived from set-up fees for new installations and monthly recurring charges based on the number of cabinets and/or the quantity of cage space, power requirements, managed services provided and Internet/data bandwidth requirements.
Data Centres
The Data Centre Business consists of five physical data centres located across Canada, each being AT 101 SOC2 Type 2 compliant:1
•
Vancouver, British Columbia (two locations):

•
The data centres located in Vancouver are 7,500 square-feet, combined, and are used to service the Greater Vancouver Area.

•
Mississauga, Ontario:

•
The Mississauga facility is a 6,500 square-foot data centre facility and predominantly serves the Greater Toronto Area.

•
Vaughan, Ontario:

•
The Vaughan facility is a 7,500 square-foot data centre facility and predominantly serves the Greater Toronto Area.

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Kelowna, British Columbia:

•
The Kelowna facility is a 15,000 square-foot data centre facility and predominantly serves British Columbia.

Recent Developments
On October 21, 2021, the Company announced that it had completed a US$58.7 million purchase of 12,000 MicroBT M30S, M30S+ and M30S++ miners from Inchigle Technology Hong Kong Limited,

1
The AT 101 SOC2 Type 2 certification is an auditing standard for service organizations that typically offer outsourced services. An auditor’s report details the service provider’s ability to offer adequate controls and safeguards when they host or process data belonging to their customers.

representing approximately $50/Terahash, with aggregate incremental production of 1.17 EH/s. The miners are expected to be delivered beginning in January 2022 and full deployment is anticipated to be complete by December 2022.
On November 16, 2021, Dale Matheson Carr-Hilton Labonte LLP resigned as auditor of the Company. The board of directors of the Company (the “Board”) and the audit committee approved the appointment of Raymond Chabot Grant Thornton LLP as the successor auditor of the Company, effective November 30, 2021.
On November 30, 2021, the Company signed an agreement with Foundry Digital LLC (“Foundry”), to purchase 2,505 MicroBT M30S machines that are currently installed at the Company’s site in Medicine Hat, Alberta, under a hosting arrangement between the Company and Foundry. The purchase, once completed, is expected to provide immediate incremental hashrate of 228 PH/s. This fleet of miners was owned by Foundry, one of the Company’s hosting clients, and will boost the Company’s self-mining operating capacity, including the NVIDIA GPUs, to approximately 1.94 EH/s.
On December 8, 2021, the Company announced its Environmental, Social and Governance (“ESG”) objectives as a part of its efforts to lead the global industry in innovation, inclusivity and sustainability. The Company set a series of holistic targets around ESG issues, from carbon removal to corporate diversity. The Company’s approach to ESG will continually adapt based on new data and insights, which are consistent and in line with our near and long-term business strategy.
On December 9, 2021, Rick Rickertsen was appointed to the Board. Mr. Rickertsen is a 30-year private equity professional with extensive board experience having served in numerous board committee leadership roles, and is a published author of two successful business books. Mr. Rickertsen is currently the Managing Partner of Pine Creek Partners, a private equity investment firm that specializes in partnering with management teams to acquire small companies.
On December 30, 2021, the Company, through its subsidiary, Hut 8 Holdings Inc., entered into a US$30 million senior secured equipment financing term loan with Trinity Capital Inc. The equipment financing provides the Company with non-dilutive growth capital and was structured such that collateral support is limited to certain new MicroBT machines being installed at the Company’s Medicine Hat, Alberta and North Bay, Ontario sites.  The loan is repayable over a 3-year term and carries a 9.5% interest rate.
On January 31, 2022, the Company completed the acquisition of the Data Centre Business through Hut 8 HPC.
CONSOLIDATED CAPITALIZATION
The table below sets out the consolidated capitalization of the Company as of September 30, 2021. Other than as described below, there has not been any material change in the share and loan capital of the Company, on a consolidated basis since September 30, 2021.
	As at September 30, 2021	As at September 30, 2021 after giving effect to the Subsequent Events(1)
Long Term Debt	—	C$25,356,000
Share capital (unlimited authorized)	C$560,396,059	586,579,286
Warrants	44,338,026	37,041,256
Contributed surplus	9,308,025	9,375,837
Accumulated Deficit	(77,081,015)	(77,081,015)
Accumulated other comprehensive income	92,356,004	92,356,004
Total shareholders’ equity	629,317,099	648,271,368
Total capitalization	C$629,317,099	C$673,627,368
	(164,376,697 Common Shares)	(169,590,061 Common Shares)

Notes
(1)
Subsequent to September 30, 2021, the Company:

a.
issued 60,723 Common Shares pursuant to the exercise of warrants for net proceeds of US$649,128.87;

b.
issued 5,152,641 Common Shares pursuant to the exercise of warrants for net proceeds of C$17,997,719.95;

c.
has had 147,418 warrants expire; and

d.
entered into a C$38,034,000 (US$30,000,000) senior secured equipment financing term loan with Trinity Capital Inc.

As of February 9, 2022, we have reserved 16,959,006 Common Shares for issuance through our amended and restated omnibus long-term incentive plan (the “Omnibus Plan”). We have 546,667 options and 15,332,535 warrants to acquire Common Shares, 2,952,000 restricted share units and 251,419 deferred share units outstanding as of February 9, 2022.
USE OF PROCEEDS
The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds to the Company of any given distribution of Common Shares through the Agent in an “at-the-market distribution” will be the gross proceeds from the distribution less the applicable compensation payable to the Agent under the Sales Agreement and the Company’s expenses of the distribution. The Company currently intends to use the net proceeds from the Offering, to the extent raised, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The proceeds actually received by the Company will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. However, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering.
Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. See “Risk Factors”.
The Company is currently incurring expenditures related to its operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, including circumstances relating to the impacts of the COVID-19 pandemic on the Company’s business and operations, many of which are beyond the Company’s control. There is no assurance that sufficient revenues will be generated in the near future, and the Company may continue to incur negative operating cash flow. The Company may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding. See “Risk Factors” in the AIF and in this Prospectus Supplement and in the documents incorporated by reference in this Prospectus Supplement.
PLAN OF DISTRIBUTION
Offering
The Company has entered into the Sales Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$65,000,000 from time to time through the Agent. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares through the facilities of the TSX or any other Canadian trading market, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution.
The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated on any day. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.
The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon five business days’ written notice to the Agent as specified in the Sales Agreement, and the Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice at any time as specified in the Sales Agreement.
The Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on Nasdaq on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the aggregate gross sales proceeds and the net proceeds to the Company, and the compensation payable by the Company to the Agent. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Sales Agreement, the net proceeds to the Company, and the aggregate Broker Fee payable to the Agent in connection with the sales of the Offered Shares.
The Company will pay the Agent a Broker Fee of up to 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for certain of their expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$100,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agent for the documented fees and costs of its legal counsel reasonably incurred in connection with the Agent’s ongoing diligence in an amount not to exceed US$2,500 in the aggregate per calendar quarter. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.
Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, at 10:00 a.m. (New York City time), or at such time as the Company and Agent may mutually agree, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.
The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.
The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject to the Sales Agreement by the Agent and (ii) termination of the Sales Agreement in accordance with its terms.
In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S.

Securities Act. The Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
The TSX has conditionally approved the listing of the Common Shares offered by this Prospectus Supplement, subject to the Company fulfilling all of the listing requirements of the TSX.
The Company will also disclose the number and average price of Common Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management’s discussion and analysis filed on SEDAR at www.sedar.com.
There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.
A copy of the Sales Agreement can be obtained under the Company’s profile on SEDAR at www.sedar.com.
Selling Restrictions Outside of the United States
Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Agent, is not affiliated with the Company or the Agent, and acquires and holds the Offered Shares as capital property (herein, a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only applies to such Non-Resident Holders. This summary does not apply to a Holder (including a Non-Resident Holder) that (i) carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, or (ii) is an “authorized foreign bank” as defined in the Tax Act. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their tax advisors with respect to an investment in the Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Investors (including Non-Resident Holders) should consult their tax advisors with respect to their particular circumstances.
Currency
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.
Dividends
Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their tax advisors to determine their entitlement to relief under an applicable income tax treaty.
Dispositions of Offered Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless, at the time of disposition, the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the gain is not exempt from tax under the terms of an applicable tax treaty.
Generally, provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition, the Offered Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.
Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences or the requirements of Section 451 of the IRC with respect to conforming the timing of income accruals to financial statements. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Common Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.
Persons considering an investment in Common Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of cryptocurrency such as bitcoin for purposes of the PFIC rules is unclear. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S.  Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its own tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market”

election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.
As discussed below under “— Distributions,” notwithstanding any election made with respect to the Common Shares, if we are a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify for reduced rates of taxation.
Each U.S. person that is an investor in a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard as of this filing or prospectively. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will more likely be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non- corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Receipt of Foreign Currency
The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Additional Tax on Net Investment Income
U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding
In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.- related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
PRIOR SALES
The table below sets forth the date on which, number of and prices at which the Company has issued Common Shares or securities that are convertible or exercisable into Common Shares in the 12 months preceding the date hereof:
Issuance of Common Shares
Date of Issue	Nature of Issue	Number of Common Shares	Issue Price
September 14, 2021	Public offering of Common Shares.	17,550,000	US$8.55 per share
June 15, 2021	Public offering of units with each unit consisting of one Common Share and one-half of one Common Share purchase warrant.	23,000,000	C$5.00 per unit
January 13, 2021	Private placement of units, with each unit consisting of one Common Share and one-half of one Common Share purchase warrant.	15,500,000	C$5.00 per unit
January 4, 2021	Common Shares issued for past services	380,000	C$1.05 per share

Issuance of Warrants
Date of Issue	Number of Common Shares Issuable upon Exercise of Warrants	Exercise Price	Expiry Date
September 17, 2021	70,200	US$10.69	September 17, 2026
June 15, 2021	11,500,000	C$6.25	June 15, 2023
June 15, 2021	144,000	C$6.25	June 15, 2023
January 13, 2021	7,750,000	C$6.25	January 13, 2023
January 13, 2021	930,000	C$6.25	January 13, 2023
Grant of Options
Date of Grant	Number of Common Shares Issuable upon Exercise of Options	Exercise Price	Expiry Date
April 26, 2021	60,000	C$6.57	April 26, 2031
Award of Restricted Share Units or Deferred Share Units
Date of Award	Type of Award	Number of Common Shares Issuable upon Vesting
August 20, 2021	restricted share units	75,000
June 27, 2021	restricted share units	1,140,000
June 27, 2021	deferred share units	123,919
January 21, 2021	restricted share units	2,000,000
TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on Nasdaq and the TSX under the symbol “HUT”.
The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on Nasdaq for period the since the Common Shares began trading on Nasdaq until the last trading day prior to the filing of this Prospectus Supplement.
Month	High	Low	Average Daily Volume
June 15 – June 30, 2021	US$4.67	US$3.16	4,962,784
July 2021	US$5.59	US$3.46	8,856,165
August 2021	US$8.355	US$4.65	16,081,457
September 2021	US$11.29	US$7.57	1,528,014
October 2021	US$13.57	US$8.62	2,106,786
November 2021	US$16.56	US$11.60	1,570,643
December 2021	US$13.115	US$7.31	8,261,719
January 2022	US$8.25	US$4.52	1,142,743
February 1 – February 10, 2022	US$8.445	US$5.755	1,484,580
As of the close of business on February 10, 2022, the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on Nasdaq was US$7.64.
The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on the TSX for the past 12 months.

Month	High	Low	Average Daily Volume
February 2021	C$15.98	C$4.49	3,269,109
March 2021	C$11.89	C$7.24	1,519,189
April, 2021	C$10.35	C$6.03	1,548,074
May, 2021	C$7.24	C$4.31	1,399,940
June, 2021	C$6.19	C$3.91	2450,367
July, 2021	C$6.90	C$4.42	1,541,320
August 2021	C$10.55	C$5.80	2,244,089
September 2021	C$14.20	C$9.72	2,831,187
October 2021	C$16.79	C$10.91	3,685,907
November 2021	C$20.61	C$14.88	2,930,331
December 2021	C$16.73	C$9.48	2,627,305
January 2022	C$10.48	C$5.71	2,796,200
February 1 – February 10, 2022	C$10.53	C$7.30	3,781,644
As of the close of business on February 10, 2022, the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$9.73.
RISK FACTORS
An investment in the Offered Shares is speculative and involves a high degree of risk that should be carefully considered by a prospective purchaser. Before deciding whether to invest in the Common Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and in the Shelf Prospectus and those incorporated by reference into this Prospectus Supplement and/or the Shelf Prospectus, including in the AIF and those described in our 2020 MD&A and our Interim MD&A. See “Documents Incorporated by Reference”. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.
Risks Relating to the Offering and an Investment in the Common Shares
There is no minimum amount of net proceeds to the Company from the Offering.
There is no minimum amount of funds that is required to be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell the Common Shares when and to the extent requested by the Company, but the Company is not required to request the sale of any minimum amount of Common Shares qualified under this Prospectus Supplement and, if it requests a sale, the Agent is not obligated to purchase any Common Shares that are not sold. As a result, the Company may raise substantially less than the maximum total Offering amount or none at all.
The number of Common Shares to be sold under the Offering is unknown.
The Common Shares will be sold by the Agent at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Common Shares that may be sold under the Offering. If the prevailing market price for the Common Shares declines, then the Company will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.
We may use the proceeds from the sale of securities for purposes other than those set out in this Prospectus Supplement.
We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Offered Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.
There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
We may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.
We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of our stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.
The market price for our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.
The trading price of the Common Shares has been, and is likely to continue to be, volatile, and may be influenced by numerous factors, some of which are beyond our control; you might not be able to sell your shares at or above the price that you paid for them. In addition, the trading prices of bitcoin have been highly unpredictable, and the trading prices of the Common Shares has generally been highly and directly correlated with the trading prices of bitcoin. Specifically, we have experienced adverse effects on our share price when the value of bitcoin has fallen, and we anticipate similar outcomes as our share price tracks the general status of that cryptocurrency. Furthermore, if the market for bitcoin company shares or the stock market in general experiences a loss of investor confidence, the trading price of the Common Shares could decline for reasons unrelated to our business, operating results or financial condition. That is, the trading price of our Common Shares is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence share prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.
Other factors that may contribute to market price fluctuations of the Common Shares include the following:
•
actual or anticipated fluctuations in our quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industry in which we operate;

•
addition to or departure of our executive officers, directors and/or other key personnel;

•
sales or perceived sales of additional Common Shares;

•
operating and financial performance that vary from the expectations of management, securities analysts and investors;

•
regulatory changes affecting our industry generally and our business and operations;

•
announcements of developments and other material events by us or our competitors;

•
fluctuations to the costs of vital products and services used by us in our business;

•
changes in global financial markets and global economies and general market conditions, such as interest rates;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•
selection and integration of acquired businesses and technologies, including the Data Centre Business acquisition;

•
management of growth;

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litigation or regulatory action against us;

•
operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;

•
news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;

•
the level of short interest in our stock; and

•
current and future global economic, political and social conditions, including the COVID-19 pandemic.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
We have not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.
The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders.
The rights of holders of Common Shares may be subordinated to those of other of our securityholders in certain circumstances.
In any liquidation, dissolution or winding up of the Company, the Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Common Shares, the price of our Common Shares could decline.
The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non- affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.
We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, or other jurisdictions in the United States, and U.S. securities laws.
The Company is governed by the BCBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Company Law (the “DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the BCBCA generally requires a two-thirds majority vote by shareholders (including, in some circumstances, shareholders that otherwise do not have the right to vote), whereas the DGCL generally requires only a majority vote; (ii) under the BCBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a general meeting of shareholders at which special matters may be conducted, whereas such right does not exist under the DGCL; and (iii) unlike the DGCL which does not provide for any oppression remedy for shareholders of Delaware entities, the BCBCA provides an oppression remedy that enables a court to make an order, whether interim or final, if an application is made to the court by a shareholder in a timely manner and it appears to the court that there are reasonable grounds for believing (A) that the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or (B) that some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders.
As the Company is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
The Company is governed by the BCBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Company’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
Investors’ expectations of our performance relating to ESG factors may impose additional costs and expose us to new risks.
There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to ESG factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate, including if they believe our policies and goals are inadequate. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake additional, possibly costly, initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.
In addition, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.
Risks Related to the Company’s Acquisition of the Data Centre Business
The failure to successfully integrate the Data Centre Business and operations in the expected time frame may adversely affect the Company’s future results.
The Company believes that the acquisition of the Data Centre Business will result in certain benefits, including a diversified revenue profile, drive the expansion of its customer base, and operational efficiencies. However, to realize these anticipated benefits, the Data Centre Business must be successfully integrated. The success of the acquisition will depend on the Company’s ability to realize these anticipated benefits from combining the businesses of the Data Centre Business and the Company. The Company may fail to realize the anticipated benefits of the acquisition for a variety of reasons, including the following:
•
failure to successfully manage relationships with customers, distributors and suppliers;

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revenue attrition in excess of anticipated levels;

•
potential incompatibility of technologies and systems;

•
failure to leverage the increased scale of the Company quickly and effectively;

•
potential difficulties integrating and harmonizing financial reporting systems;

•
the loss of key employees; and

•
the failure to combine service lines and offerings quickly and effectively.

The integration of the Data Centre Business may result in significant accounting charges that adversely affect the announced results of the Company.
The financial results of the Company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with the acquisition. In addition to the anticipated cash charges, significant non-cash restructuring charges and costs associated with the amortization of intangible assets are expected. The Company has not yet prepared pro forma financial statements that reflect the effects of the acquisition and, accordingly, the amount and timing of these possible charges are not yet known. The price of the Company’s Common Shares could decline to the extent the Company’s financial results are materially affected by the foregoing charges or if the foregoing charges are larger than anticipated.
The expected revenue attributed to the Data Centre Business may not be indicative of future performance and may adversely affect the Company’s future results.
The past revenues of the Data Centre Business may not be indicative of future performance from quarter to quarter or year to year and the operating results may not follow any past trends. The Data Centre Business currently has available capacity in its data centres, but there can be no assurance that the existing or future market demand will be sufficient to fill this capacity. Should the demand for cloud and data centre services decline or fail to increase, this may negatively affect the Company’s ability to capitalize on the Data Centre Business’s expected high operating leverage and may adversely affect the Company’s future financial performance.
Additionally, the weakening of the economy resulting in a decrease in the overall demand for telecommunications, data centre, or cloud services or otherwise affecting the capital investment levels of medium-sized and enterprise businesses may materialize and may adversely affect the Company’s business, financial results and the price of the Common Shares.
The Data Centre Business is expected to increase the Company’s exposure to cyber security threats.
The Data Centre Business’s network security, data centre security and the authentication of its customer credentials are designed to protect unauthorized access to data on its network and to its data centre premises. Because techniques used to obtain unauthorized access to or to sabotage networks (including DDoS attacks) change frequently and may not be recognized until launched against a target, the Company may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome the network security and obtain access to confidential, customer or employee data on the Data Centre Business’s network, including on a device connected to its network. An actual or perceived breach of network security or data centre security could harm public perception of the effectiveness of the Data Centre Business’s security measures, adversely affecting its ability to attract and retain customers, expose it to significant liability and adversely affect its business and revenue prospects.
The Data Centre Business leases the premises on which each of the physical data centres are located.
The data centres are located in leased premises and there can be no assurance that the Data Centre Business will remain in compliance with the leases, that the landlord will continue to support the operation of the data centre, and that the leases will not be terminated despite negotiation for long term lease periods and renewal provisions. Termination of a lease could have a material adverse effect on the Company’s business, results of operations and financial condition.
Risks Relating to Taxation
If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.
If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.
We have cross-border transactions among the Company and its subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.
Regulatory uncertainty with respect to the Company’s operations and industry space could result in it being classified as a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Whether we are a PFIC for 2022 or any future taxable year is uncertain because, among other things, the treatment of cryptocurrency such as bitcoin for purposes of the PFIC rules is unclear. Further, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S.  federal income tax consequences in light of their own circumstances. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.
Risks Relating to Intellectual Property
We may incur substantial costs and challenges enforcing and defending our intellectual property rights.
We may incur substantial expense costs in protecting, enforcing and defending our intellectual property rights, including trademark rights, against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain products, subject us to injunctions restricting our sale of products, or cause severe disruptions to our operations or the marketplaces in which we compete. Any of these could have an adverse effect on our business and financial condition.
Third parties may claim that our products or services infringe or otherwise violate their proprietary rights, which claims and any related litigation may adversely affect our business, financial condition and results of operations.
Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely affect our business and financial condition and we may be unsuccessful in defending such disputes or litigation, which may require us to pay substantial damages or be subject to an injunction.
We employ third-party licensed software, and the inability to maintain these licenses, failure to comply with the terms of these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.
We employ third-party licensed software in connection with our power monitoring. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform, present security risks and injure our reputation.
Risks Relating to Cryptocurrency Mining
Bitcoin faces significant challenges with scaling which, if not overcome, may lead to high fees or slow transaction settlement times.
Bitcoin is presently limited with respect to how many transactions can occur per second. Developers and contributors in the bitcoin ecosystem debate potential solutions to increasing the average number of transactions per second that networks can handle. Some have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, which would increase the number of transactions that could occur per second. However, it is uncertain how long those mechanisms being explored to increase the scale of settlement of bitcoin transactions will take to become effective, if at all. Any failure to improve bitcoin settlement times could materially affect the price of bitcoin and, as a result, adversely affect an investment in us.
Our reliance on a third-party mining pool service providers for our mining revenue payouts may adversely affect an investment in us.
We currently rely on Foundry and Luxor, open access mining pools that supports cryptocurrencies including bitcoin, to receive our mining rewards and fees from the network. In general, mining pools allow miners to combine their computing and processing power, increasing their chances of solving a block and getting paid by the bitcoin network. The rewards, distributed proportionally to our contribution to the pool’s overall mining power, are distributed by the pool operator. Should either pool operator system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. We have little means of recourse against either operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from Foundry or Luxor, we may experience reduced rewards for our efforts, which would have an adverse effect on our business and operations.
The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our bitcoins for which no person is liable.
At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
The sale of our bitcoins to pay for expenses at a time of low bitcoin prices could adversely affect an investment in us.
We may sell our bitcoins to pay for expenses on an as-needed basis, irrespective of then-current prices, or strategically. We may sell our bitcoins at a time when bitcoin prices are low, which could adversely affect an investment in us. As a result, we may be directly exposed to bitcoin’s price volatility and surrounding risks.
Our operations and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.
We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have increased scrutiny on cryptocurrencies, and such scrutiny could be applicable to us and impact our ability to successfully establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.
There is a possibility of bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and an investment in us.
Proof of stake is an alternative method in validating cryptocurrency transactions. Should the bitcoin mining algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our bitcoin mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
The properties included in our mining operation may experience damages, including damages that may not covered by insurance.
Our current mining or any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including:

•
construction or repair defects or other structural or building damage;

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any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

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any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

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claims by employees and others for injuries sustained at our properties.

While our mining sites have been carefully designed and constructed, they could still be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient or effective.
The Company may face risks of disruptions to its supply of electrical power and an increase of electricity rates.
The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. In respect of its Drumheller facility, the Company entered into an agreement with ATCO Electric Ltd., the electric utility for the Drumheller area, for the provision of power. In respect of its Medicine Hat facility, the Company entered into an agreement with the City of Medicine Hat, which runs their own electricity grid, for the use of electricity at such facility. As of the date hereof, both agreements remain in force and effect and the Company expects its electricity supply to be reliable for the foreseeable future. However, any suspension, cessation, or reduction of the supply of power to its operations (whether caused by curtailments, system outages, failure of electrical networks or otherwise) or material increase in electricity rates could result in a material adverse effect on the business, operations, and/or profitability of the Company.
Security threats to us could result in, a loss of our digital assets, or damage to the reputation and our brand, each of which could adversely affect an investment in us.
Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange markets, for example since the launch of the bitcoin network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our digital assets. Any breach of our infrastructure could result in damage to our reputation which could adversely affect an investment in us. Furthermore, we believe that, as our assets grow, it may become a more appealing target for security threats such as hackers and malware.
The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or bitcoins. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect an investment in us.
In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in us.
For additional information on risks relating to the Company and cryptocurrency mining, see “Risk Factors” in the accompanying Shelf Prospectus and the risk factors described in the documents incorporated by reference into this Prospectus Supplement and/or the Shelf Prospectus, including the AIF.

LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Bennett Jones LLP with respect to Canadian legal matters and Hogan Lovells US LLP with respect to U.S. legal matters, and on behalf of the Agent by Stikeman Elliott LLP with respect to Canadian legal matters and Ellenoff Grossman & Schole LLP with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of Bennett Jones LLP and Stikeman Elliott LLP beneficially own, directly and indirectly, less than 1% of our outstanding securities or other property, or that of our affiliates.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office at 100 University Avenue, North Tower, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and in the United States is Computershare Trust Company, N.A. at its principal office at 250 Royall Street, Canton, Massachusetts, 02021.
AUDITORS
The Company’s independent auditor is s Raymond Chabot Grant Thornton LLP, Suite 2000, 600 de la Gauchetière Street West, Montréal, Québec H3B 4L8.
The Annual Financial Statements and Interim Financial Statements incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report and review of Dale Matheson Carr-Hilton Labonte LLP, the Company’s former independent auditor, given on the authority of said firm as experts in auditing and accounting. Dale Matheson Carr-Hilton Labonte LLP was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and were independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
ENFORCEMENT OF CIVIL LIABILITIES
Certain of our operations and assets are located outside the United States, and certain of our officers, directors and shareholders reside outside of the United States.
We have appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon us, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or our directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.
ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
Certain directors of the Company reside outside of Canada, including Bill Tai, Alexia Hefti, and Rick Rickertsen. Each such director has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Bill Tai	Hut 8 Mining Corp., Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8
Alexia Hefti	Hut 8 Mining Corp., Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8
Rick Rickertsen	Hut 8 Mining Corp., Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8
EXEMPTION
Pursuant to a decision of the Autorité des marchés financiers dated February 23, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the Shelf Prospectus as well as the documents incorporated by reference in this Prospectus Supplement or in the Prospectus in relation to any future “at-the-market” distribution. This exemption was granted on the condition that this Prospectus Supplement, together with the Shelf Prospectus and all documents incorporated by reference therein, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

Short Form Base Shelf Prospectus
New Issue and/or Secondary OfferingApril 7, 2021
HUT 8 MINING CORP.
$500,000,000
Common Shares
Debt Securities
Subscription Receipts
Warrants
Convertible Securities
Units
Hut 8 Mining Corp. (the “Company” or “Hut 8”) may from time to time offer and issue the following securities: (i) common shares (“Common Shares”); (ii) unsecured debt securities (“Debt Securities”), which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series; (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); (v) securities convertible into or exchangeable for Common Shares and/or other securities of the Company (“Convertible Securities”); and (vi) securities comprised of more than one of the Common Shares, Debt Securities, Subscription Receipts, Warrants and/or Convertible Securities offered together as a unit (“Units”), or any combination thereof, having an initial offer price of up to $500,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains effective.
The Common Shares, Debt Securities, Subscription Receipts, Warrants, Convertible Securities and Units (any two or more being, “Securities”) offered hereby may be offered in one or more offerings, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.
All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The offerings are subject to approval of certain legal matters on behalf of the Company by Bennett Jones LLP with respect to matters of Canadian law and by Hogan Lovells US LLP with respect to matters of U.S. law.
The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, offering price (in the event the offering is a fixed price distribution), manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), and any other specific terms; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, currency or currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Company or the option of the holder, any exchange or conversion terms, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, offering price, terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company, and any other specific terms; (iv) in the case of Warrants, the number of Warrants offered, offering price, terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other specific terms; (v) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other securities of the Company, and any other specific terms; and (vi) in the case of Units, the number of Units offered, offering price, terms of the underlying Common Shares, Debt Securities, Subscription Receipts, Warrants and/or Convertible Securities, and any other specific terms. One or more securityholders of the Company may also offer and sell Securities under this Prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “Secondary Offering by Selling Securityholders”.
This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Company, or any Selling Securityholders, may offer and sell the Securities to or through underwriters purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to the Company and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.
This Prospectus may qualify as an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), unless otherwise specified in the relevant Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “HUT” and quoted on the OTCQX market under the symbol “HUTMF”. The common share purchase warrants (the “2020 Warrants”) issued as part of the June 2020 Offering (as defined below) are listed and posted for trading on the TSX under the symbol “HUT.WT”. On April 6, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.45 and on the OTCQX market was US$7.50, and the closing price of the 2020 Warrants on the TSX was $7.65.
Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares and 2020 Warrants may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.
THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the headings “Certain Canadian and U.S. Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.
An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors”.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
Note to U.S. Holders:
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This offering is made in the United States by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies prepared under United States generally accepted accounting principles.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities“ below.
No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Company’s business, financial condition, results of operations and prospects may have changed since such date.
Bill Tai, Jeremy Sewell and Chris Eldredge, directors of the Company, each resides outside of Canada. Mr. Tai, Mr. Sewell and Mr. Eldredge have appointed the following agents for service of process:
Name of Person	Name and Address of Agent
Bill Tai	Hut 8 Mining Corp., 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2

Name of Person	Name and Address of Agent
Jeremy Sewell	Fasken Martineau DuMoulin LLP, 800 Rue du Square-Victoria Bureau 3500, Montréal, Quebec, H4Z 1E9
Chris Eldredge	Hut 8 Mining Corp., 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2
Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2.

ABOUT THIS PROSPECTUS
Readers should rely only on the information contained or incorporated by reference in this Prospectus and should not rely only on certain parts of the information contained in this Prospectus to the exclusion of the remainder. The Company has not authorized anyone to provide the reader with different or additional information. If anyone provides you with additional, different or inconsistent information, including information or statements in articles about the Company or through other forms of media, readers should not rely on it. The information contained on www.hut8mining.com is not intended to be included in or incorporated by reference herein and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. The Company is not making an offer of the Securities described in this Prospectus in any jurisdiction in which the offering of such Securities is not permitted. Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, regardless of the time of delivery of this Prospectus or of any sale of the securities pursuant thereto. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws. Any market data or other industry forecasts used in this Prospectus or the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable but the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such information and does not make any representation as to the accuracy of such information.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: completion of an offering of the Securities; the intended use of proceeds from the offering of such Securities; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; business strategy and objectives; market trends; the sufficiency of cash and working capital for future operating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; the anticipated timing for the receipt of licences; anticipated production capacity; and other events or conditions that may occur in the future.
Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Company at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to investing in the Securities; discretion in the use of proceeds; the Company’s ability to raise additional funds; there being no current market for the Securities; changes in the price of Bitcoin and other cryptocurrency risks; the Company’s ability to adapt to technological innovations; market instability due to the COVID-19 pandemic; the Company’s reliance on a limited number of key employees; and fluctuations in energy prices as well as the risk factors described under the heading “Risk Factors” in this Prospectus.
Risks involving the Securities and the Company are discussed under the heading “Risk Factors” in this Prospectus and in the AIF (as defined herein). Although the Company has attempted to identify important factors that could cause actual results to differ materially from statements contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Company does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.
To the extent any forward-looking information in this Prospectus, including the documents incorporated by reference herein, constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is used by the Company for budgeting and planning purposes and the reader is cautioned that this information may not be appropriate for any other purpose. The reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above.
ENFORCEABILITY OF CIVIL LIABILITIES
Hut 8 is incorporated under and governed by the Business Corporations Act (British Columbia). Most of the Company’s directors and officers reside principally in Canada, and the majority of its assets and all or a substantial portion of the assets of these persons is located outside the United States. As described below, the Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
The Company has filed with the SEC, concurrently with the Registration Statement (as defined herein), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.
Certain of the Company’s officers and directors reside outside of Canada. Although the Company’s head and registered office is in Canada, it may not be possible for investors to effect service of process within Canada upon our directors or officers. In addition, it may not be possible to enforce against us or the Company’s directors or officers judgments obtained in courts in Canada predicated on the civil liability provisions of applicable securities laws of Canada.
FINANCIAL INFORMATION AND CURRENCY PRESENTATION
The financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars. All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated.
WHERE YOU CAN FIND MORE INFORMATION
The Company files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on SEDAR at www.sedar.com.
The Company has filed with the SEC under the U.S. Securities Act of 1933, as amended, the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This

Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2, by telephone at 647-256-1992, and are also available electronically under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The filings of the Company through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the management information circular of the Company dated November 26, 2020, as filed on SEDAR on December 1, 2020;

(b)
the annual information form of the Company dated March 25, 2021 in respect of the fiscal year ended December 31, 2020 (“AIF”);

(c)
the audited consolidated financial statements of the Company and the notes thereto as at and for the fiscal years ended December 31, 2020 and 2019, together with the auditors’ report thereon;

(d)
the management’s discussion and analysis of the Company for the year ended December 31, 2020; and

(e)
the material change report of the Company dated January 13, 2021.

Any material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon and related annual management’s discussion and analysis (“MD&A”), interim financial statements and related interim MD&A, information circulars, business acquisition reports, any news release issued by the Company that specifically states it is to be incorporated by reference in this Prospectus, and any other documents as may be required to be incorporated by reference herein under applicable Canadian securities laws which are filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus, during the 25-month period this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document.
Upon new interim financial statements and related interim MD&A of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial statements and related interim MD&A of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related annual MD&A of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related annual MD&A of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new AIF of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous AIF; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new AIF is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new AIF is filed; and (iv) any information circular of the Company filed prior to the beginning of the Company’s financial year in respect of which the new AIF is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific variable terms in respect of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
WHERE YOU CAN FIND MORE INFORMATION
The Company may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of $500,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be). Each time the Company sells Securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
The Company files annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada. Prospective investors may read and download any public document that the Company has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com.

GLOSSARY OF DEFINED TERMS
In this Prospectus, unless otherwise specified the following capitalized words and terms shall have the following meanings:
$	Canadian dollars.
ASIC	An application-specific integrated circuit customized for Bitcoin mining.
Bitcoin	The peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Bitfury
Bitfury Holding B.V., corporation incorporated and existing under the laws of the Netherlands, which, pursuant to the Master Data Center Purchase Agreement and the Master Services Agreement, provides a turn-key service to Hut 8 for the installation of the BlockBox and a fully-managed service to configure, operate and maintain the BlockBox.

Bitgo	BitGo Trust Company Inc.
BlockBox
The proprietary BlockBox Data Centers AC manufactured by Bitfury and used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency, including all related housing and power supplies, and all required cabling, cooling units and other peripherals, as applicable.

Blockchain	A digital ledger in which Bitcoin or other cryptocurrency transactions are recorded chronologically and publicly.
US$	United States dollars.
SUMMARY DESCRIPTION OF THE BUSINESS
Corporate Structure
Hut 8 was incorporated under the laws of the province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s Common Shares are listed under the symbol “HUT” on the TSX and quoted under the symbol “HUTMF” on the OTCQX market. The Company's 2020 Warrants are listed and posted for trading on the TSX under the symbol “HUT.WT”. At the close of business on April 6, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares as quoted by the TSX was $9.45, the closing price of the Common Shares as quoted on the OTCQX market was US$7.50, and the closing price of the 2020 Warrants as quoted by the TSX was $7.65.
The Company operates three wholly owned subsidiaries: Hut 8 Holdings Inc., which was incorporated in British Columbia, Canada; Hut 8 Asset Management, which was incorporated in Bridgetown, Barbados, and Hut 8 Finance Ltd, which was incorporated in Ontario, Canada. The Company beneficially owns, or controls or directs, directly or indirectly, 100% of the voting common shares of the above-mentioned subsidiaries.

The following diagram illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly, by the Company and the jurisdiction of incorporation, continuance or formation of the Company’s subsidiaries.
Business of the Company
Hut 8 is a cryptocurrency mining company with industrial scale Bitcoin mining operations in Canada. As of December 31, 2020, Hut 8 had 25 employees and utilized the services of two contractors with the titles of Corporate Secretary and Head of Power.
Hut 8 provides investors with direct exposure to Bitcoin, without the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their Bitcoin.
For its mining activities, Hut 8 utilizes BlockBoxes which are specialized freight containers outfitted for Bitcoin mining. The BlockBox is modular, portable, and more easily upgradeable to the next generation of silicon technology.
Material Contracts
On March 24, 2020, the Company entered into a business agreement (the “Slush Pool Agreement”) with Braiins Systems s.r.o., an operator of the Slush Pool virtual currency mining pool. The Slush Pool Agreement governs the terms and conditions under which the Company contributes its processing power to the Slush Pool mining pool in exchange for certain remuneration. Under the Slush Pool Agreement, the Company has agreed to contribute processing power of at least 600 peta hashes per second (“PH/s”) during the specified verification period. The initial term of the Slush Pool Agreement is for one year, ending on March 24, 2021. Pursuant to the Slush Pool Agreement, the Company has agreed to mine virtual currency exclusively on the Slush Pool, subject to certain exceptions.
On February 12, 2020, the Company entered into an Amended and Restated Master Data Center Purchase Agreement with Bitfury (the “Purchase Agreement”). The Purchase Agreement governs the terms and conditions of the purchase of Bitfury’s proprietary BlockBox AC — Air Cooled Mobile Datacenters (the “Data Centres”) and certain equipment and ancillary assets used to run diverse cryptographic hash functions in connection with the mining of cryptocurrency. Pursuant to the Purchase Agreement, the Company may offer to purchase Data Centres from time to time at specified prices by delivering a purchase order to Bitfury. The Purchase Agreement provides the Company with a right of first refusal over any Data Centres that Bitfury intends to sell within North America. Similarly, the Purchase Agreement provides Bitfury with a right of first refusal to provide any Data Centres that the Company intends to acquire within North America. Bitfury’s right of first refusal with respect to Data Centres does not prevent the Company from procuring silicon chips from other suppliers to upgrade its Data Centres unless Bitfury can provide similarly efficient equipment at the same or better cost on equivalent delivery terms. The Purchase Agreement is for a term of three years, with two consecutive automatic renewal terms of one year each.
Concurrent with the Purchase Agreement, on February 12, 2020, the Company entered into an Amended and Restated Master Service Agreement with Bitfury (the “MSA”). In accordance with the MSA, Bitfury shall provide the management, maintenance, support, logistics and operational services (the “Services”) required to run the Data Centres. The MSA is for a term of three years, with two consecutive automatic renewal terms of one year each. The Company transferred the employees at its facilities in both Medicine Hat and Drumheller from Bitfury to Hut 8 and took over the management of employees, with continued support from Bitfury regarding support, logistics, and other operational services.
On September 1, 2019, the Company entered into a custodial services agreement with Bitgo (the “Bitgo Custodial Agreement”), pursuant to which Bitgo provides the Company with various custodial and wallet services. The Company pays fees for these services pursuant to a fee schedule that may be revised by Bitgo on at least 30 days’ notice during which the Company may elect to terminate the agreement and services at no additional charge. The Bitgo Custodial Agreement has an initial term of 16 months, after which it will automatically renew for successive one-year periods unless either party notifies the other party of its intention not to renew at least 60 days prior to the expiration of the then-current term. The Bitgo Custodial Agreement replaced the services agreement the Company had with Xapo GmbH (“Xapo”).
On March 2, 2018, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) with Bitfury. Pursuant to the Investor Rights Agreement, Bitfury has the right to participate in offerings of the Common Shares, or securities convertible or exchangeable into or giving the right to acquire Common Shares, to the extent necessary to maintain its proportion of the total voting rights (on a fully diluted basis) associated with the outstanding Common Shares.
In accordance with the Investor Rights Agreement, Bitfury may designate two nominees to the board of directors of the Company (the “Board”) if its beneficial ownership of the outstanding Common Shares is 20% or more and will decrease to one if its beneficial ownership of the outstanding Common Shares falls to between 10% and 20%, in each case on a non-diluted basis. The Investor Rights Agreement will terminate after the first continuous 30-day period during which Bitfury beneficially owns less than 10% of the issued and outstanding Common Shares on a non-diluted basis. If the size of the Board were to increase to 7 or more members, Bitfury would in certain circumstances be entitled to designate a greater number of directors in proportion to its beneficial ownership of the outstanding Common Shares.
On November 20, 2019, the Company entered into a master loan agreement (the “Genesis Credit Agreement”) with Genesis Global Capital, LLC (“Genesis”) pursuant to which Genesis advanced a term loan in the amount of US$15,000,000 to the Company. The proceeds of the Genesis Credit Agreement were used, together with cash on hand, to refinance the Company’s previously existing credit agreement with Galaxy Digital Lending Services LLC.
On March 15, 2018 and March 20, 2018, the Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electricity, and the lease of land upon which Hut 8 has constructed its mining facilities. For electricity, an Electricity Supply Agreement (“ESA”) was executed, whereby CMH will provide electric energy capacity of approximately 67 MW in operation in Drumheller, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month from May 1, 2018 to December 31, 2027.
Site Descriptions
Property Description and Location
Hut 8 has two facilities in operation, one in Drumheller, Alberta and the second in Medicine Hat, Alberta. Both sites are within two and a half hours by car from each other. The Drumheller facility is currently comprised of 38 BlockBoxes including 17 BlockBoxes with 16 nm ASIC chips and 21 BlockBoxes with Bitfury Clarke ASIC chips. The Medicine Hat facility is currently running 56 BlockBoxes with 14nm ASIC chips.

Security
The environmental design of Hut 8’s sites provides the mining operations with added security. They are located in remote locations and surrounded by a chain-link fence with barbed wire and staffed with security on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There are closed-circuit televisions on site and the BlockBoxes are welded to supporting metal beams and the frames are anchored with screw piles that are at least six feet deep.
Power
For the Drumheller Facility, Hut 8 entered into an agreement with ATCO Electric Ltd., the electric utility for the Drumheller area, for the provision of power. For the Medicine Hat site, Hut 8 entered into an agreement with the City of Medicine Hat, which runs its own electricity grid, for the use of electricity for the 56 BlockBoxes on site.
For the Drumheller Facility, the distance from the transmission poles owned by ATCO Electric Ltd. is approximately 40 meters. The Drumheller site receives its energy from the grid; therefore, there is exposure to market natural gas prices for up to 42MW. The Medicine Hat Facility is situated beside a 42MW generator where it does not pay transmission fees. An additional approximately 25MW of power at Medicine Hat is provided from the grid and is exposed to market natural gas prices.
Network Connectivity
The sites are equipped with the following mediums of connectivity: (a) two satellite internet connections; and (b) two long-term evolution connections. Each medium is provided by a different vendor, which increases redundancy and resiliency.
Monitoring and Repair
Hut 8 monitors the intake air temperature, hash board temperature, voltage, hash rate, in-container air temperature, exhaust air temperature and humidity of each container. All parameters are monitored on a 24x7x365 basis by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. Hut 8 intends to maintain an inventory of all necessary components for repair and make all repairs on site when possible.
Custodial services for Bitcoin
For the protection of its Bitcoin on behalf of shareholders, Hut 8 does not self-custody its Bitcoin. Instead, Hut 8 uses the services of Bitgo. Bitgo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. Bitgo is financially backed by Wall Street firms including Goldman Sachs. Hut 8 utilizes both cold and hot storage for Bitcoin with Bitgo.
Competition and Market Participants
In the cryptocurrency industry, there exist many online companies that offer cryptocurrency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, including those of the kind operated by one of the Company’s principal competitors, HIVE Blockchain Technologies Ltd., ARGO Blockchain Plc, Bitfarms Ltd., Riot Blockchain Inc., and Marathon Digital Holdings, Inc.
Miners may organize themselves in mining pools. A mining pool is created when cryptocurrency miners pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the hash power contributed. Mining pools allow miners to pool their resources so they can generate blocks quickly and receive rewards on a more consistent basis instead of mining alone where rewards may not be received for long periods. Hut 8 has also decided to participate in a mining pool in order to smooth the receipt of rewards.
Other market participants in the cryptocurrency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

Foreign Operations
The Company’s foreign operations include the Company’s digital currency trading operation based out of Barbados, which is currently inactive.
Cycles
The primary seasonality that the Company experiences is related to potential changes in electricity prices based on volatility in market natural gas prices. Hut 8’s Drumheller facility and all energy above 42MW in Medicine Hat are exposed to market natural gas prices and the electricity environment in Alberta. Electricity has been historically higher in the winter than the summer, and considering electricity is the largest expense of Hut 8, this may affect profits.
Financial Condition
Most of the Company’s operating cost is electricity, which is variable to its operations. The Company monitors its profitability at the site level constantly and switches the modes of the equipment between full, economic (approximately 50% less energy and 35% less output than full), and shutdown (effectively shut off) modes when necessary. As some of the older generation equipment becomes unprofitable, the Company has the ability to quickly scale down by shutting off its equipment and reducing staff levels to minimize losses. The Company’s overhead costs that are more fixed in nature are approximately $150,000 per month.
On June 25, 2020, the Company completed its public offering of 5,750,456 units for gross proceeds of $8,338,161 (the “June 2020 Offering”). The Company used the proceeds of the offering to purchase 1,000 M31S, 2,559 M31S+, and 343 M30S Bitcoin mining machines, which were delivered to its Medicine Hat facility between September 2020 and January 2021.
On January 11, 2021, the Company announced that it had entered into a securities purchase agreement for a private placement of Common Shares and warrants to institutional investors for gross proceeds of $77,500,000 (the “Private Placement”). Pursuant to the Private Placement, on January 13, 2021, the Company issued 15,500,000 Common Shares and 7,750,000 warrants at a purchase price of $5.00 per Common Share and associated warrant. The net proceeds of the Private Placement will be used by the Company for working capital purposes, including, without limitation, infrastructure expansion, equipment purchases and repayment of debt.
Directors and Executive Officers
The following information supplements the disclosure included in the AIF.
Kyle Appleby, the Company’s former Interim CFO, is a director of Captor Capital Corp. (“Captor”). On August 6, 2019, a cease trade order was issued by the Ontario Securities Commission with respect to Captor. The cease trade order was a result of a delay by Captor in filing annual audited financial statements, management discussion and analysis and related certifications for the financial year ended March 31, 2019. The delay in filing was the result of a late-emerging change in the accounting treatment of Captor’s investee companies being required by Captor’s auditors. Captor made the required filings on November 4, 2019 and the Ontario Securities Commission granted a full revocation of the cease trade order on November 5, 2019. Mr. Appleby is no longer associated with the Company.
Audit Committee
The Company’s Audit Committee is comprised of Joseph Flinn, who acts as chair of this committee, and includes Sanjiv Samant and Chris Eldredge, each of whom is “independent” and “financially literate” as such terms are defined in National Instrument 52-110 — Audit Committees.
Compensation and Governance Committee
The Company’s Compensation and Governance Committee is comprised of Chris Eldredge, who acts as chair of this committee, and includes Joseph Flinn and Jeremy Sewell.

CEO and CFO Certifications
The Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company. The Company's CEO and CFO certify that: (i) the control framework the Company's CEO and CFO used to design the Company's ICFR is The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework issued on May 14, 2013; (ii) there is no material weakness relating to the design of ICFR or limitation on the scope of the design of the DC&P and ICFR; and (iii) there has been no material change in the Company's design of the ICFR that occurred during the nine months ended September 30, 2020 which has materially affected, or is reasonably likely to materially affect the Company's ICFR.
Recent Developments
On January 28, 2020, Hut 8 announced that Andrew Kiguel would be stepping down from his role as CEO.
On February 21, 2020, Hut 8 successfully renegotiated the master service agreement and master purchase agreement with Bitfury. As part of this agreement, Hut 8 repaid US$4,750,000 of debt owed to Bitfury with funds from a new loan of US$5,000,000 from Genesis. The amendments allowed for increased autonomy for Hut 8 and reduction of costs.
On May 1, 2020, Andrew Kiguel formally stepped down as CEO of Hut 8 and Jimmy Vaiopoulos was appointed the Interim CEO. Kyle Appleby was appointed Interim CFO at this time and Viktoriya Griffin was appointed as Corporate Secretary.
On June 25, 2020, Hut 8 closed an overnight marketed public offering of units for gross proceeds of $8,338,161. Hut 8 used the funds to purchase Bitcoin mining equipment with output of approximately 275 PH/s.
On July 13, 2020, the Company announced that it had renegotiated key terms of the Genesis Credit Agreement. See “Summary Description of the Business — Material Contracts”.
On August 4, 2020, the Company announced that the management of the Medicine Hat facility operations have been transferred from Bitfury to the Company effective August 1, 2020.
On August 12, 2020, the Company announced operational updates, including receipt of 2,000 bitcoin miners from MicroBT, the beginning of a hosting arrangement for six full BlockBoxes and the transfer of its Bitfury Clarke chips, which are the Company’s latest generation technology before its recent order of MicroBT equipment, from the Drumheller facility to the Medicine Hat facility.
On September 2, 2020, the Company announced that the management of the Drumheller facility operations have been transferred from Bitfury to the Company effective August 28, 2020.
On September 18, 2020, the Company announced that it has received, on-site at its Medicine Hat facility, the planned 1,000 M31S and 1,000 M31S+ machines, most of which are already operating.
On October 9, 2020, the Company announced that it was the first TSX listed issuer to complete the TSX Sandbox program, an initiative to bring exceptional/novel entrants to the capital markets.
On November 2, 2020, the Company announced the appointment of Jaime Leverton as CEO, effective December 1, 2020. Jimmy Vaiopoulos, the Company’s former Interim CEO, returned to his previous position of Chief Financial Officer, effective December 1, 2020. Viktoriya Griffin also became the Company’s full-time Corporate Secretary on December 1, 2020.
On November 12, 2020, Bitfury filed a notice of intention to distribute securities of the Company. Certain officers, directors or partners of Bitfury are members of the Board, namely, William Ping Tai and Jeremy Paul Sewell.

On December 1, 2020, the Company announced that two new board members, Chris Eldredge and Sanjiv Samant were proposed to join the Company subject to a shareholder vote. In addition, Jaime Leverton, the Company’s CEO, was also included as a proposed board member and Dennis Mills did not seek re-election. All three board members were elected at the Company’s annual general meeting held on December 30, 2020.
On December 1, 2020, the Company also announced that it has made changes to increase the hash rate supply of the last portion of the Company’s Bitcoin mining equipment order to 153.4 PH/s from 139.9 PH/s, a 9.6% increase, by exchanging part of the ordered M30S units for M31S+ units. The Company ultimately received 1,000 M31S, 2,559 M31S+, and 343 M30S units from this order from MicroBT, which were delivered to its Medicine Hat facility between September 2020 and January 2021.
On December 16, 2020, the Company announced the appointment of Sue Ennis as Head of Investor Relations, effective January 4, 2021.
On December 21, 2020, Bitfury announced that it disposed of 2,106,282 Common Shares of the Company ranging from $1.32 and $1.77 per Common Share pursuant to its previously filed notice of intention to distribute securities. As a result of this disposition, the securityholding percentage of Bitfury and its joint actor decreased by 2.18% since the last report filed on January 17, 2019. Immediately after the disposition of the Common Shares, Bitfury and its joint actor hold a total of 37,687,576 Common Shares of the Company representing approximately 38.96% of the outstanding Common Shares of the Company, and approximately 38.12% of the issued and outstanding Common Shares of the Company on a fully-diluted basis.
On December 30, 2020, the Company announced the results of its annual and special meeting of shareholders which was held telephonically on December 30, 2020. Bill Tai, Jeremy Sewell, Joseph Flinn, Sanjiv Samant, Chris Eldredge and Jaime Leverton were elected as directors of the Company. The Company’s shareholders also approved (i) the appointment of DMCL LLP as the Company’s auditors until the close of the next annual meeting of shareholders; and (ii) the issuance to Induna Energy Inc. of 380,000 Common Shares for services rendered to the Company in 2020 and the issuance of up to 600,000 Common Shares in 2021 for similar services to be rendered.
On January 6, 2021, the Company announced the opening of a Bitcoin yield account in partnership with Genesis. The account will enable the Company to earn a 4 percent rate of return on its Bitcoin holdings.
On January 13, 2021, the Company issued 15,500,000 Common Shares and 7,750,000 warrants at a purchase price of $5.00 per Common Share and associated warrant in connection with the Private Placement. See “Summary Description of the Business — Financial Condition”.
On January 22, 2021, the Company announced that it had finalized an equipment financing loan of US$11.8 million from Foundry Digital LLC, a wholly owned subsidiary of Digital Currency Group. Hut 8 will use all proceeds from the loan and provide a US$2.9 million deposit to order 5,400 units of Whatsminer M30S bitcoin mining machines from MicroBT, adding 475 PH/s to its bitcoin mining capacity over the six months following installation. The equipment financing will be a 12-month term with an annual interest rate of 16.5%. On February 11, 2021, the first batch of machines were delivered and successfully installed.
On January 26, 2021, the Company announced the appointment of Tanya Woods as General Counsel, Executive Vice President of Regulatory Affairs effective February 1, 2021.
On January 27, 2021, the Company announced that it had finalized plans to repay its US$20,000,000 loan with Genesis. The Company plans to repay Genesis in full in mid-February, 2021 as a one month repayment notice was required, which will provide a financial benefit of US$2.4M. The Company was driven by the savings from interest expenses of US$1.6M and that the bitcoin collateral will instead be used towards Hut 8’s previously disclosed yield account with Genesis which will be generating US$0.8M in interest income.
On February 22, 2021, the Company announced that had entered into exclusive partnership discussions with Validus Power Corp. to secure new revenue streams and energy solutions for its bitcoin mining operations. The Company and Validus Power Corp. are exploring the co-development of an industrial scale energy generation platform.
On March 2, 2021, the Company announced that it had repaid its US$20,000,000 loan with Genesis.

On Match 16, 2021 Bitfury filed an early warning report (the “EWR”) in respect of a disposition of Common Shares. Immediately following the disposition, Bitfury held 21,639,056 Common Shares, representing approximately 18.36% of the outstanding Common Shares at the time of the EWR. In accordance with the Investor Rights Agreement, after giving effect to the disposition, Bitfury may now designate one nominee to the Board (as its beneficial ownership of the outstanding Common Shares is between 10% and 20% on a non-diluted basis). See “Summary Description of the Business — Material Contracts”.
On March 26, 2021, Hut 8 announced it had executed on a purchase of US$30 million of NVIDIA cryptocurrency mining processors (the “CMPs”) which will significantly increase the Company's operating rate. The CMPs will begin to be delivered in May 2021, with full deployment expected by the summer of 2021.
CAPITALIZATION OF THE COMPANY
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.
SECONDARY OFFERING BY SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of a secondary offering by or for the account of certain Selling Securityholders. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:
•
the name or names of the Selling Securityholders;

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the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

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the number or amount of Securities being distributed for the account of each Selling Securityholder;

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the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

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whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

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if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities;

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if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

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if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and

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all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF THE SHARE CAPITAL
The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As of the close of business on April 6, 2021, the Company had issued and outstanding share capital comprised of 118,638,087 Common Shares, 643,334 stock options, 11,412,727 warrants, 1,858,334 restricted share units and 305,000 deferred share units.
USE OF PROCEEDS
The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities and will include reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1 — Short Form Prospectus (“Form 44-101F1”), as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1.The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.
The Company has negative cash flow from operating activities for the year ended December 31, 2020. To the extent that the Company has negative cash flow in any future period, certain of the net proceeds from an offering of Securities may be used to fund such negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Company will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risks Factors — Negative Cash Flow from Operations”.
Prior Financings
The Company disclosed in its news release dated January 13, 2021 that the net proceeds of the Private Placement will be used by the Company for working capital and general corporate purposes, including, without limitation, infrastructure expansion, equipment purchases and repayment of debt. The following tabular comparison details the Company's actual use of the net proceeds from the Private Placement:
Private Placement (All amounts are approximate, expressed in millions Canadian dollars)
Description	Prior Disclosure	Actual Spent(1)	Remaining	Total	Variance
General corporate purposes, including, without limitation, infrastructure expansion, equipment purchases(2) and repayment of debt(3)	$72.9(4)	$47.6(5)	$25.3(6)	$72.9	Nil
Notes:

(1)
As at the date of this Prospectus.

(2)
On January 22, 2021, the Company agreed to provide a US$2.9 million deposit and proceeds from an equipment financing loan from Foundry Digital LLC to order bitcoin mining machines from MicroBT. On March 26, 2021, the Company agreed to provide a US$15 million deposit to order NVIDIA CMPs. See “Summary Description of the Business — Recent Developments”.

(3)
On March 2, 2021, the Company repaid its US$20 million loan with Genesis. See “Summary Description of the Business —  Recent Developments”.

(4)
Calculated using the gross proceeds of the Private Placement, being $77.5 million, less cash commission paid to H.C. Wainwright & Co. of approximately $4.6 million, excluding payment of the expenses of the Private Placement.

(5)
Calculated using the closing exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada on April 6, 2021, the day preceding the date of this Prospectus, being US$1.00 = C$1.2559.

(6)
The remaining funds are held in cash, and does not reflect working capital expenses incurred by the Company in the ordinary course of the business.

PLAN OF DISTRIBUTION
The Company and the Selling Securityholders may sell the Securities, separately or together, to or through one or more underwriters or dealers purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated from time to time. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. The Company may only sell Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective.

The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including: the initial offering price (in the event the offering is a fixed price distribution); the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution); the net proceeds to the Company, if any; to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents; and any other material terms.
If, in connection with an offering of Securities at the initial offering price(s), the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price(s) fixed in the applicable Prospectus Supplement, and have been unable to do so, the public offering price(s) may be decreased and thereafter further changed from time to time, to an amount not greater than the initial public offering price(s) fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price(s) paid by purchasers is less than the gross proceeds paid by the underwriters to the Company and/or Selling Securityholders. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
Underwriters and agents may, from time to time, purchase and sell the Securities described in this Prospectus and the relevant Prospectus Supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the Securities or liquidity on the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities.
If underwriters purchase Securities from the Company as principal or from any Selling Securityholders, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or paid to underwriters, dealers or agents may be changed from time to time.
The Securities may also be sold directly by the Company, pursuant to applicable statutory exemptions, at such prices and upon such terms as agreed to by the Company and the purchaser (in which case no underwriter or agent would be involved) or through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
The Company may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company or any Selling Securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general funds of the Company or any Selling Securityholder. The Company may use underwriters or agents with whom it has a material relationship and, if so, it will name the underwriter or agent and the nature of any such relationship in the Prospectus Supplement. In addition, one or more Selling Securityholders of the Company may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Secondary Offering by Selling Securityholders”.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company or any Selling Securityholders to indemnification by the Company and/or Selling Securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
Any offering of Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable

Prospectus Supplement, no Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units will be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.
In connection with any offering of Securities, other than an “at-the-market distribution”, underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.
No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
DESCRIPTION OF SECURITIES
Common Shares
The Company is authorized to issue an unlimited number of Common Shares. As of close of business on April 6, 2021, there were 118,638,087 outstanding Common Shares.
Holders of Common Shares are entitled to receive notice of and attend all meetings of the shareholders of Company and to one vote per Common Share on all matters upon which holders of Common Shares are entitled to vote at such meetings of shareholders.
The holders of Common Shares are entitled to receive dividends as and when declared by the Board. The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders. In addition, in the event of a liquidation, dissolution or winding-up or other distribution of assets among shareholders, the holders of Common Shares will be entitled to share pro rata in the distribution of the balance of the assets of the Company.
All of the Common Shares are fully paid and non-assessable and, except for the certain anti-dilution rights of Bitfury under the Investor Rights Agreement, are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.
Common Shares may be offered separately or together with Debt Securities, Subscription Receipts, Warrants or Convertible Securities. See “Units”.
Debt Securities
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to all Debt Securities.
Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for the applicable series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•
the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

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the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

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the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

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the covenants applicable to the Debt Securities;

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the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

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whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

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whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

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the denominations in which registered Debt Securities will be issuable;

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each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;

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material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

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any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•
any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
Debt Securities may be offered separately or together with Common Shares, Subscription Receipts, Warrants or Convertible Securities. See “Units”.
Subscription Receipts
The following sets forth certain general terms and provisions of the Subscription Receipts. The specific terms of the Subscription Receipts as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to the Subscription Receipts as described in a Prospectus Supplement.
The Subscription Receipts will be issued under a subscription receipt agreement. The following sets forth certain general terms and provisions of the Subscription Receipts. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities of the Company that may be issued or delivered upon exchange of each Subscription Receipt; (v) certain material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (vi) any other material terms and conditions of the Subscription Receipts. Common Shares and/or other securities of the Company issued or delivered upon the exchange of Subscription Receipts will be issued for no additional consideration. Prior to exercise, holders of Subscription Receipts will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Subscription Receipts.
Under the subscription receipt agreement, an original purchaser of Subscription Receipts may have a contractual right of rescission following the issuance of Common Shares and/or other securities of the Company issued or delivered to such purchaser upon exchange of Subscription Receipts, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender or deemed surrender of the Subscription Receipts, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.
Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Convertible Securities. See “Units”.
Warrants
The following sets forth certain general terms and provisions of the Warrants. The specific terms of a series of Warrants as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to a given series of Warrants.
Each series of Warrants will be issued under a separate warrant indenture in each case between the Company and a warrant agent determined by the Company. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other securities of the Company purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security; (vii) certain material income tax consequences of owning, holding and disposing of the Warrants; and (viii) any other material terms and conditions of the Warrants including transferability and adjustment terms and whether the Warrants will be listed on a stock exchange. Prior to exercise, holders of Warrants will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Warrants.
The Company will not offer Warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.
Warrants may be offered separately or together with Common Shares, Debt Securities, Convertible Securities or Subscription Receipts. See “Units”.
Convertible Securities
The following sets forth certain general terms and provisions of the Convertible Securities. The specific terms of any Convertible Securities as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to Convertible Securities as described in this section.
The Convertible Securities will be convertible or exchangeable into Common Shares and/or other securities of the Company, and may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Convertible Securities being offered thereby, which may include disclosure regarding: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; (viii) whether the Convertible Securities will be listed on any securities exchange; (ix) whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) certain material Canadian tax consequences of owning the Convertible Securities; and (xi) any other material terms and conditions of the Convertible Securities.
Convertible Securities may be offered separately or together with Common Shares, Debt Securities, Warrants and/or Subscription Receipts. See “Units”.
Units
Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. As a result, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.
The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS
Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian and U.S. federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities offered thereunder, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
PRIOR SALES
Information in respect of prior sales of the Common Shares and other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in the applicable Prospectus Supplement with respect to an issuance of Securities pursuant to such Prospectus Supplement. As of the date of this Prospectus, there are no securities of Hut 8 in escrow.
TRADING PRICE AND VOLUME
On April 6, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.45, the closing price of the 2020 Warrants on the TSX was $7.65 and the closing price of the Common Shares as quoted on the OTCQX market was US$7.50. Trading prices and volume of the Common Shares and 2020 Warrants will be provided, as required, in each Prospectus Supplement.
EARNINGS COVERAGE RATIOS
If the Company offers Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.
RISK FACTORS
An investment in the Securities is highly speculative and involves significant risks. Any prospective investor should carefully consider the risk factors and all of the other information set forth below and elsewhere in this Prospectus (including, without limitation, the AIF and the other documents incorporated by reference and subsequently incorporated by reference herein) before purchasing any of the Securities described in this Prospectus and those described in the Prospectus Supplement relating to a specific offering of Securities.
The risks described herein, in any applicable Prospectus Supplement, and in the documents incorporated by reference in this Prospectus are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also potentially materially and adversely affect its business.
Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading “Risk Factors” in the AIF.
No Market for Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units
There is no current market for any Debt Securities, Subscription Receipts, Warrants (other than the 2020 Warrants), Convertible Securities or Units that may be offered. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices may depend on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Common Shares and the 2020 Warrants, general economic conditions, and the Company’s financial condition, historic financial performance and future prospects.
Change in Interest Rates
Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Broad Discretion in the Use of Net Proceeds
Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the Securities issued and outstanding from time to time to decline.
The COVID-19 outbreak has had a material impact on the Canadian and global economies and could have a material adverse impact on the Company’s business, financial condition and results of operations
The current outbreak of the novel coronavirus (COVID-19) that was first reported from Wuhan, China in December 2019, and the spread of this virus could continue to have a material adverse effect on global economic conditions which may adversely impact the Company’s business. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak and characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Asia, Europe, the Middle East, Canada and the United States, causing companies and various governments to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. The extent to which the outbreak impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others. The Company may incur expenses or delays relating to such events outside of the Company’s control, which could have a material adverse impact on the Company’s business, operating results and financial condition.
The effects of COVID-19 and related measures and restrictions have negatively affected asset values and increased volatility in the financial markets, including the market price and volatility of Bitcoin and other digital assets. Although the market price of Bitcoin has risen since the pandemic began, the extent to which any worsening or continuation of the pandemic may negatively impact the market price of Bitcoin and, in turn, the market price of our Securities, is uncertain and cannot be predicted. The realizable values of assets, liquidity and financial condition of the Company may be materially affected as a result, and the Company will continue to monitor the impact of the pandemic on its business.
The COVID-19 pandemic has resulted in the Company implementing a work-from-home regime for its head office, which limits in-person interactions among employees. The Company’s operating sites remain open with social distancing and other measures in place to prevent virus transmission. However, the restrictions imposed as a result of COVID-19 may significantly limit the future financing options available to the Company.
The operations of the Company may be adversely impacted by COVID-19. In particular, COVID-19 has reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company's technical personnel and access to the Company's data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19.
As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely global capital markets, the global economy, the Bitcoin price and the Company's share price.
The Company's financial statements contain "going concern" disclosure
The Company’s consolidated financial statements as at and for the year ended December 31, 2020 refer to a material uncertainty that may cast significant doubt over the Company’s ability to continue as a going concern. The financial statements were prepared assuming the Company will continue as a going concern, notwithstanding that the Company had an accumulated deficit. As of December 31, 2020, the Company had working capital of $75,673,231 and shareholders’ equity of $115,554,879.

The Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon maintaining sustained profitability and maintaining the Company’s loans in good standing. There are various risks and uncertainties affecting the Company’s operations including, but not limited to, the viability of the economics of Bitcoin mining, the liquidity of Bitcoin, the Company’s ability to maintain its security of its digital assets and execute its business plan.
The Company’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more loans and equity investments. Given the volatility of the markets and the impact of the COVID-19 pandemic, it may be difficult for the Company to raise financing when needed. Failure to implement the Company’s business plan could have a material adverse effect on the Company’s financial condition and/or performance.
Negative cash flow from operations
The Company had negative operating cash flow for the year ended December 31, 2020. While the Company expects that it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, the Company may be required to undertake additional financing activities to fund such negative cash flow from operating activities.
If Bitcoin were determined to be an investment security, the Company could be required to register as an investment company.
The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.
The classification of Bitcoin as a security by the SEC could result in the Company being be deemed to be an “investment company” under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of the Company’s operations, and the Company would be very constrained in the kind of business it could do as a registered investment company. Further, the Company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct the Company’s operations.
The Company will incur increased costs as a result of being a public company in the United States, and the Company’s management will be required to devote substantial time to United States public company compliance efforts.
As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that the Company did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.
As a foreign private issuer, Hut 8 is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material nonpublic information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company is not required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.
In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. The Company may in the future elect to follow home country practices in Canada with regard to other matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.
The Company may in the future lose its foreign private issuer status if a majority of its shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of its directors or executive officers are U.S. citizens or residents; (2) a majority of its assets are located in the United States; or (3) its business is administered principally in the United States. The regulatory and compliance costs to the Company under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of its shares or assets.
The Investment Canada Act (Canada) subjects an acquisition of control of the Company by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.
It may be difficult to enforce civil liabilities in Canada under U.S. securities laws.
The Company was incorporated in Canada, and its corporate headquarters are located in Canada. A majority of the Company’s directors and executive officers reside or are based principally in Canada and the majority of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against the Company or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.
General Risks
A small number of shareholders have a significant controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control
The largest shareholder, Bitfury, beneficially owned in the aggregate approximately 18.36% of the Common Shares as of the date of the EWR. As a result, Bitfury may exert significant influence over the Company’s operations and business strategy and will have sufficient voting power to likely control influence the outcome of matters requiring shareholder approval. These matters may include the composition of the Board, which has the authority to direct the Company’s business, and to appoint and remove officers; approving or rejecting a merger, amalgamation, consolidation or other business combination; raising future capital; and amending the Company’s articles, which governs the rights attached to the Common Shares. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of the Common Shares that might otherwise give shareholders the opportunity to realize a premium over the then-prevailing market price of the Common Shares. This concentration of ownership may also adversely affect the trading price of the Common Shares.
Hut 8’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks
As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been rare.
If fees increase for recording transactions in the Blockchain, demand for Bitcoins may be reduced and prevent the expansion of the Bitcoin Network to retail merchants and commercial business, resulting in a reduction in the price of Bitcoins that could adversely affect an investment in the Company
As the number of Bitcoins awarded for solving a block in the Blockchain decreases, the incentive for miners to contribute processing power to the Bitcoin Network will transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute processing power to the Bitcoin Network, the Bitcoin Network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. If miners demand higher transaction fees to record transactions in the Blockchain or a software upgrade automatically charges fees for all transactions, the cost of using Bitcoins may increase and the marketplace may be reluctant to accept Bitcoins as a means of payment. Existing users may be motivated to switch from Bitcoins to another digital currency or back to fiat currency. Decreased use and demand for Bitcoins may adversely affect their value and result in a reduction in the Bitcoin index price and the price of the Common Shares.
Reliance on a limited number of key employees
The success of Hut 8 is dependent upon the ability, expertise, judgment, discretion and good faith of a limited number of people constituting its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on Hut 8’s business, operating results or financial condition.
Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations
As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.
The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Investors may consult their tax advisers regarding the substantial uncertainty regarding the tax consequences of an investment in Bitcoins.
Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. For example, on July 25, 2017, the SEC released an investigative report which indicates that the SEC would, in some circumstances, consider the offer and sale of Blockchain tokens pursuant to an initial coin offering subject to U.S. securities laws. Similarly, on August 24, 2017, the Canadian Securities Administrators published CSA Staff Notice 46-307 — Cryptocurrency Offerings, providing guidance on whether initial coin offerings, pursuant to which tokens are offered to investors, are subject to Canadian securities laws.
Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Common Shares. Such a restriction could result in the Company liquidating its Bitcoin inventory at unfavorable prices and may adversely affect the Company’s shareholders.
Banks and other financial institutions may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment
A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide Bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and securities depositories, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.
We may face risks of internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
A disruption of the internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the internet. A significant disruption in internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.
The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain
Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s Bitcoin inventory. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of Bitcoin. For example, in March 2013, a report of uncertainty in the economy of the Republic of Cyprus and the imposition of capital controls by Cypriot banks motivated individuals in Cyprus and other countries with similar economic situations to purchase Bitcoin. This resulted in a significant short-term positive impact on the price of Bitcoin. However, as the purchasing activity of individuals in this situation waned, speculative investors engaged in significant sales of Bitcoins, which significantly decreased the price of Bitcoins. Crises of this nature in the future may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s Bitcoin inventory.
As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoins either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.
The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate
The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:
•
Continued worldwide growth in the adoption and use of cryptocurrencies;

•
Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

•
Changes in consumer demographics and public tastes and preferences;

•
The maintenance and development of the open-source software protocol of the network;

•
The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•
General economic conditions and the regulatory environment relating to digital assets; and

•
Consumer sentiment and perception of Bitcoins specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to pursue our business strategy or continue as a going concern, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.
The Company may fail to anticipate or adapt to technology innovations in a timely manner, or at all
The blockchain and telecommunications markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in the Company’s products becoming obsolete at sudden and unpredictable intervals. To maintain the relevancy of the Company’s products, the Company has actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. There are a number of risks, including the following:
(a)
the Company’s product planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

(b)
the Company’s research and development efforts may fail to translate new product plans into commercially feasible products;

(c)
the Company’s new technologies or new products may not be well received by consumers;

(d)
the Company may not have adequate funding and resources necessary for continual investments in product planning and research and development;

(e)
the Company’s products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

(f)
the Company’s newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next-generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, the Company may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent the Company’s introduction of new or enhanced products. Furthermore, the Company’s research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand.
The Company is an unsecured lender of Bitcoin
The Company has loaned 1,000 Bitcoin to Genesis pursuant an unsecured lending arrangement. The loan is subject to the prior claims of any secured creditors to the extent of the value of the assets securing such indebtedness. In the event of Genesis’ bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the loan only after all debt secured by those assets has been repaid in full. If there are insufficient assets remaining to pay all of Genesis’ creditors, all or a portion of the loan then outstanding would remain unpaid.
Hut 8 Cryptocurrency Risks
Risks of security breaches
Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.
The Company believes that the security procedures used by its partners and providers utilize, such as hardware redundancy, segregation and offline data storage (i.e., the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers, also known as “cold storage”) protocols are reasonably designed to safeguard the Company’s Bitcoins from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by Hut 8.
The security procedures and operational infrastructure of the Company and its partners and providers may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or its partners and providers, or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s Bitcoin account, private keys, data or Bitcoins. Additionally, outside parties may attempt to fraudulently induce employees of the Company or its partners and providers to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of the Company’s Bitcoin account occurs, the market perception of the effectiveness of the Company could be harmed.
Fluctuation of Bitcoin price and expected economic returns on Bitcoin mining activities
The price of Bitcoin is volatile. Fluctuation in the price of Bitcoin may significantly affect the Company’s results of operations and financial condition; in particular, a significant drop in Bitcoin price may have a material adverse effect on the Company’s results of operations. During 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the novel coronavirus (COVID-19) pandemic. The price of Bitcoin declined sharply during the first quarter of 2020 and experienced a period of particular volatility in the fourth quarter of 2020 and the first quarter of 2021. The public health impact of the coronavirus, as well as the steps taken by governments and businesses around the world to combat its spread, have had an adverse impact on the global economy. Any such economic downturn, either short-term or prolonged, could impact the Bitcoin market as well.
Bitcoin price fluctuated significantly in the past few years, which resulted in a corresponding fluctuation in the Company’s results of operations. The Company expects that the Bitcoin price may continue to fluctuate in the future, and as such, the Company would expect to continue to experience a significant corresponding fluctuation in the Company’s results of operations.
There is no assurance that Bitcoins will maintain their long-term value in terms of future purchasing power or that the acceptance of Bitcoin payments by mainstream retail merchants and commercial businesses will continue to grow.
The Bitcoin daily reward halves approximately every four years
The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin Network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin Network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2019, Bitcoin mining difficulty increased by approximately 35 times, according to Blockchain.info.
In May 2020, the Bitcoin daily reward halved from 12.5 Bitcoin per block, or approximately 1,800 Bitcoin per day, to 6.25 Bitcoin per block, or approximately 900 Bitcoin per day. This halving may have a potential impact on the Company’s profitability at the reward level of 6.25 coins. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the Bitcoin rewards per block are halved. The Company believes that although the halving would reduce the block reward by 50%, other market factors such as the network difficulty rate and price of Bitcoin would change to offset the impact of the halving sufficiently for the Company to maintain profitability. Nevertheless, there is a risk that a halving will render the Company unprofitable and unable to continue as a going concern.
Exposure to hash rate and network difficulty
The hash rate in the Bitcoin Network is expected to increase as a result of upgrades across the industry as Bitcoin miners use more efficient chips. As the hash rate increases, the Bitcoin mining difficulty will increase in response to the increase in computing power in the network. This may make it difficult for the Company to remain competitive. The effect of increased computing power in the network combined with fluctuations in the Bitcoin price could have a material adverse effect on the Company’s results of operations and financial condition.
Bitcoin mining is capital intensive
Remaining competitive in the Bitcoin mining industry requires significant capital expenditure on new chips and other hardware necessary to increase processing power as the Bitcoin Network difficulty increases. If the Company is unable to fund its capital expenditures, either through its revenue stream or through other sources of capital, the Company may be unable to remain competitive and experience a deterioration in its result of operations and financial condition.
Limitation of liability in commercial agreements
Hut 8’s commercial agreements may limit the ability of the Company to recover losses relating to its Bitcoins. Under these agreements, some service providers and parties are not liable for any special, incidental, indirect, intangible, or consequential damages arising out of, or in connection with, among other things, the terms of the agreements or performance thereunder. Further, it may be the case that in no event will the aggregate liability pursuant to these agreements hold a party liable for any loss or damage exceeding the fees paid or payable to the party by the Company during a period immediately preceding the incident giving rise to such liability. Notwithstanding the foregoing, the liability of a party may not be limited in respect of direct damages arising from, or in any way related to, the fraud, willful misconduct or gross negligence of the party in question.
The Company may be unable to obtain additional financing on acceptable terms or at all
The continued development of the Company will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. In particular, the financing options available to the Company have been significantly reduced as a result of the COVID-19 pandemic. Potential counterparties have been reluctant to enter into or engage in negotiations related to possible financing transactions during the restrictions and market disruption resulting from COVID-19. Prolonged restrictions relating to the COVID-19 pandemic or a further wave of infections could significantly limit the Company’s access to capital. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.
Cryptocurrency mining consumes a significant amount of energy to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond the control of the Company’s customers. Energy prices have recently experienced significant volatility and there can be no assurance that they will not increase significantly. Further, the Company may experience power shortages due to seasonal variations in the supply of power. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.
Supply chain disruption
As the technology evolves, the Company may be required to acquire more technologically advanced mining software and other required equipment to operate the Company effectively and remain competitive in the market. Disruption to the Company’s supply chain could prevent it from acquiring this software and any other required equipment that it needs to operate the Company and remain competitive, which could have a material adverse effect on the Company’s business, results of operations and financial condition. As new technological innovations occur, including in quantum computing, there are no assurances that the Company will be able to adopt or effect such new innovations, nor that the Company will be able to acquire new and improved equipment to stay competitive or that the existing software or other equipment of the Company will not become obsolete, uncompetitive or inefficient.
Increase in carbon taxes
Bitcoin mining is energy intensive and has a significant carbon footprint. Increases in the tax payable on carbon emissions related to the Company’s operations could significantly increase the Company’s cost of doing business and could have a material adverse effect on the Company’s business, results of operations and financial condition. While the Company currently uses wind power as a source of power for its existing operations, there are no assurances that the Company will be able to effectively and efficiently, or at all, source its power needs with cost efficient and reliable alternative renewable energy sources.
Mining of Bitcoin is subject to existing taxes and may be subject to new taxes
Where cryptocurrency has been acquired as a result of mining activities of a commercial nature, the Company is currently subject to certain applicable taxes by applicable government authorities and may be subject to certain new taxes imposed by various applicable governmental authorities, whether at the time the cryptocurrency is earned, as a service, or otherwise in connection with the operations the Company currently undertakes or may in the future undertake as part of its ongoing strategic plan. There are no assurances that any such taxes will not have a material adverse impact on the Company’s business, results of operations and financial condition.
EXEMPTION
Pursuant to a decision of the Autorité des marchés financiers dated February 26, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.
INTEREST OF EXPERTS
The following persons or companies whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company are named in this Prospectus as having prepared or certified a report, valuation, statement or opinion in this Prospectus.

Certain legal matters in connection with such offering of Securities will be passed upon on behalf of the Company by Bennett Jones LLP with respect to matters of Canadian law and by Hogan Lovells US LLP with respect to matters of U.S. law. As of the date hereof, the partners, counsel and associates of Bennett Jones LLP, as a group, own, directly or indirectly, in the aggregate, less than 1% of the outstanding Common Shares.
In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.
Dale Matheson Carr-Hilton Labonte LLP are the current auditors of the Company and are independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants. The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Company’s directors and officers, as applicable; and (iii) the consent of Dale Matheson Carr-Hilton Labonte LLP. A copy of the form of indenture, warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
PURCHASERS’ STATUTORY RIGHTS AND CONTRACTUAL RIGHTS OF RESCISSION
Unless provided otherwise in an applicable Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.
In addition, original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus, the relevant Prospectus Supplement or any amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus, the relevant Prospectus Supplement or an amendment thereto is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities of the Company are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages, or consult with a legal adviser.
At-the-Market Distributions
Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Securities distributed under an at-the-market distribution under this Prospectus by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of this Prospectus, the applicable Prospectus Supplement, and any amendment relating to any Securities purchased thereunder by such purchaser because this Prospectus, such Prospectus Supplement, and any amendment relating to the Securities purchased thereunder by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution under this Prospectus by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if this Prospectus, the applicable Prospectus Supplement, and any amendment relating to Securities purchased thereunder by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of this Prospectus referred to above.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.